UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                    Environmental Solutions Worldwide, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $.001 per share
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                         (Title of Class of Securities)

                                    29 408 K
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                                 (CUSIP Number)

                            Joseph A. Baratta, Esq.
                         Baratta, Baratta & Aidala LLP
                                546 Fifth Avenue
                               New York, NY 10036
                                 (212) 750-9700

      --------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                                 June 21, 2010
      __________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     This Schedule 13D filed by Sedam Limited, Ledelle Holdings Limited and Bengt Odner amends previously filed 13D Amendment No. 5 filed AB Odnia October 5, 2009 (the "Prior Schedule 13D"). The Prior Schedule 13D was filed for Reporting Persons AB Odnia, Sedam Limited, Ledelle Holdings Limited and Bengt George Odner, as AB Odnia has previously transferred all shares to Sedam Limited for purposes of consolidating ownership.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29 408 K                                                   Page 2 of 6
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         1.  Reporting Persons. I.R.S. Identification Nos. of above persons
             (entities only).

                   Sedam Limited
                   00-0000000

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         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [_]
                                                                         (b) [x]
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         3.  SEC Use Only
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         4.  Source of Funds (See Instructions)
              OO
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         5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e) [_]
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         6.  Citizenship or Place of Organization

               Cypress, Greece
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  Number of         7.      Sole Voting Power           23,837,120 shares of
   Shares                                               Common Stock
  Beneficially
  Owned by Each     8.      Shared Voting Power         0 shares of Common Stock
  Reporting
   Person With
                    9.      Sole Dispositive Power      23,837,120 shares of
                                                        Common Stock

                    10.     Shared Dispositive Power    0 shares of Common Stock
--------------------------------------------------------------------------------

        11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                           23,837,120 shares of Common Stock (1)
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        12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)                                              [_]
--------------------------------------------------------------------------------
        13.  Percent of Class Represented by Amount in Row (11)           19.29%
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        14.  Type of Reporting Person (See Instructions)                      CO

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(1) All shares of common stock reported have been transferred to
Sedam Limited a corporation organized under the laws of Cyprus which is controlled by a trust which Mr. Bengt Odner is the sole beneficiary. Mr. Odner is also a director of Environmental Solutions Worldwide, Inc., and the beneficiary of a trust that controls Ledelle Holding Limited. Includes 14,507,177 shares of common stock previously reported in the name of Mr. Odner and 1,000,000 shares of Common Stock previously reported in the name of Ledelle Holdings Limited (a Company controlled by a trust to which Mr. Bengt Odner is the primary beneficiary) that have been transferred to Sedam Limited to consolidate ownership (supra).

CUSIP No. 29 408 K                                                   Page 3 of 6
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         1.  Reporting Persons. I.R.S. Identification Nos. of above persons
             (entities only).

                   Ledelle Holdings Limited
                   00-0000000

--------------------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [_]
                                                                         (b) [x]
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         3.  SEC Use Only
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         4.  Source of Funds (See Instructions)                               WC
--------------------------------------------------------------------------------

         5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)                                              [_]
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         6.  Citizenship or Place of Organization

             Cypress, Greece
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    Number of       7.   Sole Voting Power         0 shares of Common Stock
     Shares
  Beneficially
  Owned by Each     8.   Shared Voting Power       0 shares of Common Stock
  Reporting
   Person With
                    9.   Sole Dispositive Power    0 shares of Common Stock

                   10.  Shared Dispositive Power   0 shares of Common Stock

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        11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    0 shares of Common Stock (2)
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        12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)                                             [_]
--------------------------------------------------------------------------------

         13.  Percent of Class Represented by Amount in Row (11)              0%
--------------------------------------------------------------------------------
         14.  Type of Reporting Person (See Instructions)                     CO

--------------------------------------------------------------------------------

-----------
(2) Ledelle Holdings Limited and Sedam Limited are controlled by a trust to which Mr. Bengt Odner, a director of the Issuer is the primary beneficiary. Ledelle Holdings Limited has transferred all shares of Common Stock of the Issuer previously in its name (1,000,000) to Sedam Limited to consolidate ownership (supra.).

CUSIP No. 29 408 K                                                   Page 4 of 6
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         1.  Reporting Persons. I.R.S. Identification Nos. of above persons
             (entities only).

                   Bengt George Odner
                   00-0000000

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         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [_]
                                                                         (b) [x]
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         3.  SEC Use Only
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         4.  Source of Funds (See Instructions)                               WC
--------------------------------------------------------------------------------

         5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)                                              [_]
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         6.  Citizenship or Place of Organization

             Kingdom of Sweden
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    Number of       7.   Sole Voting Power       500,0000 shares of Common Stock
     Shares
  Beneficially
  Owned by Each     8.   Shared Voting Power     24,337,120 shares of
  Reporting                                      Common Stock
   Person With
                    9.   Sole Dispositive Power  500,0000 shares of Common Stock

                   10.  Shared Dispositive Power 24,337,120 shares of
                                                 Common Stock

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        11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                           24,337,120 shares of Common Stock (3)
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        12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)                                             [_]
--------------------------------------------------------------------------------

         13.  Percent of Class Represented by Amount in Row (11)          19.69%
--------------------------------------------------------------------------------
         14.  Type of Reporting Person (See Instructions)                     IN

--------------------------------------------------------------------------------

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(3) The aggregate amount of Common Stock beneficially owned by Mr. Bengt Odner a director of the Issuer is represented by 500,000 shares of Common Stock underlying stock options that may be exercised subject to a standstill agreement. In addition to the direct ownership listed herein, Mr. Odner has indirect beneficial ownership by way of Sedam Limited (supra).

        ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Environmental Solutions Worldwide, Inc. (the "Company"), with its principal executive offices located at 335 Connie Crescent, Concord L4K 5R2, Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

        ITEM 2  IDENTITY AND BACKGROUND

        Item 2 is hereby amended and supplemented as follows:

     (a) Name: This statement is being filed by each of the following persons pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Act"), promulgated by the Securities and Exchange Commission (the "Commission"): (i) Sedam Limited, (ii) Ledelle Holdings Limited, and (iii) Bengt George Odner (collectively, the "Reporting Persons", and each a "Reporting Person")

     (b) Residence or Business Address: (i) Sedam Limited- 15 rue du Cendrier, 6th Floor, P.O. Box 1057, 1211 Geneva 1, Switzerland; (ii) Ledelle Holdings Limited- 15 rue du Cendrier, 6th Floor, P.O. Box 1057, 1211 Geneva 1, Switzerland; and (iii) Bengt George Odner, c/o Environmental Solutions Worldwide, Inc., 335 Connie Crescent, Concord Ontario L4K 5R2

     (c) Present Principal Occupation or Employment: (i) Sedam Limited - Investment Holding Company; (ii) Ledelle Holdings Limited - Investment Holding Company; and (iii) Bengt George Odner - Investor

     (d) During the past five years, none of the Reporting Persons has been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five (5) years, none of the Reporting Persons has been
        (i) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Sedam Limited and Ledelle Holdings Limited are corporations incorporated under the laws of Cyprus and Bengt George Odner is a citizen of the Kingdom of Sweden.


        ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented as follows:


Sedam Limited a corporation organized under the laws of Cyprus which is controlled by a trust which Mr. Bengt George Odner is the sole beneficiary. Mr. Odner is also a director of Environmental Solutions Worldwide, Inc., and the beneficiary of a trust that controls Ledelle Holdings Limited. Of the securities as reported, 14,507,177 shares were transferred by Mr. Odner to Sedam Limited and 1,000,000 shares were transferred by Ledelle Holdings Limited to Sedam Limited to consolidate ownership.


        ITEM 4. PURPOSE OF TRANSACTION

Sedam Limited acquired beneficial ownership of the shares of Common Stock as reported herein from the Reporting Persons to consolidate ownership. The Reporting Persons may consider making additional purchases of securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their shares of Common Stock in open-market or private transactions, depending on prevailing market conditions and other factors. The Reporting Persons do not have any current plans or proposals with respect to the Issuer.


        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) and   (b)

Page 6 of 6
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 The following is a description of the shares beneficially owned by the
Reporting Persons. All references to the Company's issued and outstanding Common Stock shall be deemed to mean 123,588,099, the number of shares of Common Stock, reported by the Company to be issued and outstanding as of May 14, 2010 before giving effect to the issuance of up to 500,000 shares of Common Stock issuable upon the exercise of options beneficially owned by Mr. Odner.

        (i) Amount beneficially owned:

Sedam Limited is the beneficial owner of 23,837,120 shares of Common Stock (1); Ledelle Holdings Limited is the beneficial owner of 0 shares of Common Stock
(2); Bengt George Odner is the beneficial owner of 500,000 stock options (3).

        (ii) Percent of class:

See Item 11 on pages 2, 3 and 4 (supra.)

     (c) See Item 3 (supra.)

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

     (e) Not applicable.


        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the Reporting Persons have any agreements with respect to the Common Stock or other securities of the Company.


        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.



                                   SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: JUNE 30, 2010

                                       SEDAM LIMITED

                                       /s/ ANTHONY BROOKES
                                       ----------------------------
                                       BY:  RIVE DIRECTORS LIMITED,
                                               ANTHONY BROOKES,
                                               AUTHORIZED SIGNATORY

                                       LEDELLE HOLDINGS LIMITED

                                       /S/ CHRISTINA PLATTS
                                       -------------------------------
                                       BY:  CHRISTINA PLATTS, DIRECTOR
                                               AUTHORIZED SIGNATORY


                                       /S/ BENGT GEORGE ODNER
                                       -------------------------------
                                       BENGT GEORGE ODNER